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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                      VOXEL
                                (Name of Issuer)

                            SERIES B PREFERRED STOCK
                         (Title of Class of Securities)
                                      NONE
                                 (CUSIP Number)

                            Laura E. Anthony, Esquire
                         330 Clematis Street, Suite 217
                            West Palm Beach, FL 33401
                                  (561)514-0936
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 1, 2007
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section ss.240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        Michael Anthony
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   2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
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   3.   SEC Use Only
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   4.   Source of Funds (See Instructions)

        PF
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   5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e)
                                                                             |_|
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   6.   Citizenship or Place of Organization

        United States
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Number of                         7.   Sole Voting Power
Shares                                 10,000,000 - Series B Preferred Stock
                                       1,000 shares of Common Stock
                                  ---------------------------------------------
Beneficially
Owned by                          8.   Shared Voting Power
Each                                   0
Reporting                         ---------------------------------------------
Person                            9.   Sole Dispositive Power
With                                   10,000,000 - Series B Preferred Stock
                                       1,000 Shares of common Stock
                                  ---------------------------------------------
                                 10.   Shared Dispositive Power
                                       0
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  11.   Aggregate Amount Beneficially Owned by Each Reporting Person
        10,000,000 Series B Preferred; 1,000 Common
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  12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
                                                                             |_|
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  13.   Percent of Class Represented by Amount in Row (11)

        92% total voting power; 100% of Series B Preferred and .01% of common stock
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  14.   Type of Reporting Person (See Instructions)

        IN
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ITEM 1. SECURITY AND ISSUER.

        This statement on Schedule 13D relates to the Series B Preferred Stock of Voxel, a California corporation (the "Company"). The address of the Company's principal executive offices is c/o 330 Clematis Street, Suite 217, West Palm Beach, Florida 33401


ITEM 2. IDENTITY AND BACKGROUND.

         (a)      Michael Anthony

         (b) Business Address: 330 Clematis Street, Suite 217, West Palm Beach, Florida 33401.

         (c) Consultant; President of Real Estate acquisition, development and service provider business; and current President of Issuer

         (d)      Criminal Proceedings: None

         (e)      Civil Proceedings: None

         (f)      Citizenship: United States


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On November 1, 2007 Corporate Services International agreed to contribute a total of $25,000 as paid in capital to Voxel in exchange for 10,000,000 shares of Series B Preferred Stock. The entire $25,000 was paid to Voxel on May 14, 2008. Each share of Series B Preferred Stock entitles the holder thereof to ten (10) votes on all matters put to a vote of stockholders. The Series B Preferred Stock provides a total voting control of 92.2% of the outstanding voting capital stock. Mr. Anthony was already the beneficial owner of 1,000 shares of common stock which he had purchased on the open market with his personal funds.

         Corporate Services International, Inc. is a private services corporation for which Michael Anthony is the sole shareholder, officer and director. Corporate Services International used its own funds for the transaction.


ITEM 4. PURPOSE OF TRANSACTION.

         The purpose of the transaction was to obtain the necessary capital contribution in order to pay for the costs of reinstating the Company with the state and paying all past due franchise taxes, reinstating the Company and bringing it into good standing with its transfer agent, hold a shareholder's meeting, and to have audited financial statements prepared and to have the necessary filings with the Securities and Exchange Commission, so as to bring the Company current with its reporting requirements. In addition, the Company requires ongoing consulting and advisory services to assist in ensuring the completion and filing of reports to keep the Company compliant with the Securities Act of 1934. Moreover, the Company requires the ongoing services of a committed and interested individual and entity, to assist the Company with locating a viable merger partner and properly consummating such transaction. Accordingly, in addition to obtaining a capital contribution, the purpose of the transaction, was to obtain the current and ongoing services of Michael Anthony and Century Capital Partners, LLC.

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         Mr. Anthony does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in
Item 4(a)-(j) of Schedule 13D. However, upon ensuring that the Company is current and compliant in its reporting obligations under the Securities Exchange Act of 1934, Mr. Anthony shall seek a merger or acquisition partner which could result in a transaction under Item 4(b) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Anthony is deemed the beneficial owner of 10,000,000 shares of Series B Preferred Stock of the Company representing 92% of the voting capital stock of the Company outstanding as of November 1, 2007 and the date of filing this report. This number includes: (i) 10,000,000 shares of Series B Preferred Stock currently owned by Corporate Services International, Inc. a company owned and controlled by Michael Anthony, and (ii) no currently exercisable options.

        (b) Mr. Anthony has sole voting power over 10,000,000 shares of the Series B Preferred Stock and 1,000 shares of common stock and shared voting power over 0 shares of the Common or Preferred Stock. He has sole dispositive power over 10,000,000 shares of the Series B Preferred Stock and 1,000 shares of common stock and shared dispositive power over 0 shares of the Preferred or Common Stock.

        (c) Except as reported above in Item 3, Mr. Anthony has not effected any transactions in the Common or Preferred Stock during the past 60 days.

        (d) No other person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by Mr. Anthony.

        (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The information set forth under Items 3, 4 and 5 and the agreement referred to herein is incorporated herein by reference. As described in Item 3 above, pursuant to an agreement for a capital contribution in the minimum amount of $25,000.00 and for services rendered and to be rendered Mr. Anthony received 10,000,000 shares of Series B Preferred stock.

        Mr. Anthony holds no options to purchase shares of Common or Preferred Stock and, other than as set forth in the immediately preceding paragraph, has no interest in any securities of the Company. There is no agreement to issue Mr. Anthony additional securities of the Company.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 17, 2008
                                                     By:   /s/  MICHAEL ANTHONY
                                                          ---------------------
                                                     Name/Title: Michael Anthony